Free Writing Prospectus (To the Prospectus dated August 31, 2007 and Prospectus Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 December 11, 2007

$ Buffered Super TrackSM Notes due December 15, 2011 Linked to the Performance of a Basket of Equity Indices and Exchange Traded Funds Medium-Term Notes, Series A, E-1353

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Basket Initial Valuation Date:	December 12, 2007

Issue Date:	December 17, 2007

Basket Final Valuation Date:	December 12, 2011*

Maturity Date:	December 15, 2011* (resulting in a term to maturity of 4 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A weighted basket comprised of the following equity indices (each an “index”, and together the “indices”) and exchange-traded funds (each an “ETF”, and together the “ETFs”). Each of the indices and ETFs shall constitute a “basket component”, and together, the “basket components”.
	Index	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
	S&P 500® Index	SPX <Index>	75.00%	[•]
	Russell 2000® Index	RTY<Index>	5.00%	[•]

	ETFs	Bloomberg Ticker	Weight	C(i) Initial (as defined below)
	iShares® MSCI Emerging Markets Index Fund	EEM	12.50%	[•]
	iShares® MSCI EAFE Index Fund	EFA	7.50%	[•]

Participation Rate:	108%

Buffer Percentage:	20%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•        if the basket performance is less than 0% and equal to or great than -20%, you will receive the principal amount of your Notes; and

•        if the basket performance is less than -20%, (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the basket performance and (ii) the buffer percentage:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

If the basket performance declines by more than 20%, you will lose 1% of the principal amount of your Notes for every 1% that the basket performance declines. You may lose up to 80% of your initial investment.

Basket Performance:

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C(i) Initial = The closing level of each basket component on the basket initial valuation date;

C(i) Final = The closing level of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component, which is  1/4 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738GZ78 and US06738GZ789

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement and as described under “Market Disruption Events” in this free writing prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

FWP–2

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007 and the prospectus supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007: http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100.00%	$2,080.00	108.00%
90.00%	$1,972.00	97.20%
80.00%	$1,864.00	86.40%
70.00%	$1,756.00	75.60%
60.00%	$1,648.00	64.80%
50.00%	$1,540.00	54.00%
40.00%	$1,432.00	43.20%
30.00%	$1,324.00	32.40%
20.00%	$1,216.00	21.60%
10.00%	$1,108.00	10.80%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$ 900.00	-10.00%
-40.00%	$ 800.00	-20.00%
-50.00%	$ 700.00	-30.00%
-60.00%	$ 600.00	-40.00%
-70.00%	$ 500.00	-50.00%
-80.00%	$ 400.00	-60.00%
-90.00%	$ 300.00	-70.00%
-100.00%	$ 200.00	-80.00%

FWP–3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
S&P 500® Index	1485.0100	1650.00	11.11%	75.00%	8.33%
Russell 2000® Index	765.6400	800.00	4.49%	5.00%	0.22%
iShares® MSCI Emerging Markets Index Fund	159.4400	200.00	25.44%	12.50%	3.18%
iShares® MSCI EAFE Index Fund	83.1000	95.00	14.32%	7.50%	1.07%
Basket					12.80%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0%, the investor receives a payment at maturity of $1,138.24 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (12.80% x 108%)] = $1,138.24

Therefore, the payment at maturity is $1,138.24 per $1,000 principal amount Note, representing a 13.82% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative, but within the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
S&P 500® Index	1485.0100	1350.00	-9.09%	75.00%	-6.82%
Russell 2000® Index	765.6400	740.00	-3.35%	5.00%	-0.17%
iShares® MSCI Emerging Markets Index Fund	159.4400	140.00	-12.19%	12.50%	-1.52%
iShares® MSCI EAFE Index Fund	83.1000	60.00	-27.80%	7.50%	-2.08%
Basket					-10.59%

Step 2: Calculate the payment at maturity.

FWP–4

Because the basket performance is less than 0% and equal to or greater than -20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: In this case, the basket performance is negative and outside the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
S&P 500® Index	1485.0100	1200.00	-19.19%	75.00%	-14.39%
Russell 2000® Index	765.6400	650.00	-15.10%	5.00%	-0.76%
iShares® MSCI Emerging Markets Index Fund	159.4400	100.00	-37.28%	12.50%	-4.66%
iShares® MSCI EAFE Index Fund	83.1000	55.00	-33.81%	7.50%	-2.54%
Basket					-22.35%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than -20%, the investor will receive a payment at maturity of $976.50 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

$1,000 + [$1,000 x (-22.35% + 20%)] = $976.50

Therefore, the payment at maturity is $976.50 per $1,000 principal amount Note, representing a -2.35% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date and the payment at maturity are subject to adjustment as described (i) under “Market Disruption Events” in this free writing prospectus and (ii) in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket performance by 108%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the basket performance of up to 20%.

•

Diversification Among U.S. Equities and Emerging Market Equalities of the Basket Components—The return on the Notes is linked to the Russell 2000® Index, the S&P 500® Index, iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund. The Russell 2000® Index is designed to track the performance of the large capitalization segment of the U.S. equity market; it consists of the smallest 2,000 companies included in the Russell 3000® Index and represents approximately 8% of the total market capitalization of the Russell 3000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, which is designed to measure equity market performance in the global emerging markets. The iShares® MSCI EAFE Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index®, which is designed to equity market performance in 21 selected countries in Europe and Asia, as well as Australia and New Zealand. For additional information about the basket components, see the information set forth under “Equity Indices-the S&P 500® Index” in the index supplement and the information set forth under “Description of Reference Asset” in this free writing prospectus.

FWP–5

Certain U.S. Federal Income Tax Considerations— The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the basket. Subject to the discussion of Section 1260 below, if your Notes are so treated, you would generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

Although not entirely clear, it is possible that the purchase and ownership of the Notes should be treated as a “constructive ownership transaction,” with respect to the portion of the Notes that relates to the ETFs, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes that is attributable to the appreciation of the shares of the ETFs over the term of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the ETFs on the date that you purchased your Notes and sold the ETF shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETFs and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETFs, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. We intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”

FWP–6

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the basket beyond the 20% buffer percentage as compared to the initial closing levels of the basket components. You will lose up to 80% of your initial investment if the basket performance declines by more than 20%.

•

The Notes Are Subject to Emerging Markets Risk—Investments in securities linked to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Notes are highly susceptible, before making a decision to invest in the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of both basket components. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

FWP–7

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund does not replicate the performance of MSCI Emerging Markets Index® and MSCI EAFE Index® (each an “Underlying Index”) respectively. An ETF may not fully replicate the applicable Underlying Index, and may hold securities not included in such Underlying Index. The value of the ETFs to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETFs, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETFs may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETFs’ losses, and, as a consequence, the losses of your Notes, may be greater than if the ETFs invested only in conventional securities.

•

The Reference Asset May Underperform the Underlying Index— The performance of iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund does not replicate the performance, and may underperform the respective Underlying Index. Unlike the Underlying Index, each ETFs will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that each ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the applicable Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF, differences in trading hours between the ETF and the Underlying Index or due to other circumstances. Because the return on your Notes, both with respect to the coupon payment and with respect to the payment due at maturity is linked to the performance of the ETFs and not the Underlying Indices, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Indices.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In addition, our affiliate Barclays Global Fund Advisors acts as investment advisor to the ETFs. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. On December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, including risks specific to emerging markets;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–8

Description of the Reference Asset

We have derived all information contained in this pricing supplement regarding iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares MSCI Series dated January 1, 2007 and the Supplement thereto dated February 16, 2007 issued by iShares, Inc. (“iShares®”). Such information reflects the policies of, and is subject to change by, iShares®, Barclays Global Investors, N.A. (“BGI”) and Barclays Global Fund Advisors (“BGFA”). Each of the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to each ETF. Each of iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund is an exchange traded fund that trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “EEM” and “EFA” respectively.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE Index Fund, please see the Prospectus. In addition, information about iShares, the iShares® MSCI Emerging Markets Index Fund and iShares® MSCI EAFE Index Fund may be obtained from the iShares® website at www.ishares.com.

Each ETF uses a representative sampling strategy (as described below under “—Representative Sampling”) to try to track the applicable Underlying Index.

Representative Sampling

Each ETF pursues a “representative sampling” strategy in attempting to track the performance of the applicable Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. Each ETF invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the applicable Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. The difference between 100% and the ETF’s actual correlation with the Underlying Index is called “tracking error.” ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

Each ETF will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the ETF will concentrate to approximately the same extent that the applicable Underlying Index concentrates in the stocks of such particular industry or group of industries.

iShares® MSCI Emerging Markets Index Fund

The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by Morgan Stanley Capital International Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. As of September 30, 2007, the Underlying Index consisted of the following 25 emerging market country indices: Argentina, brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of September 30, 2007, iShares® MSCI Emerging Markets Index Fund’s three largest holdings by country were China, South Korea, and Brazil, respectively.

The iShares® MSCI Emerging Markets Index Fund will generally invest at least 90% of its assets in the securities of its Underlying Index or in American Depository Receipts (“ADRs”) and Global Depository Receipts (“GDRs”) representing such securities. In order to improve portfolio liquidity and give the Fund additional flexibility to comply with the requirements of the U.S. Internal Revenue Code and other regulatory requirements and to manage future corporate actions and index changes in smaller markets, the iShares® MSCI Emerging Markets Index Fund may invest the remainder of its assets in securities that are not included in its

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Underlying Index or in ADRs and GDRs representing such securities. The iShares® MSCI Emerging Markets Index Fund may invest the remainder of its assets in other iShares Funds that seek to track the performance of the equity securities of constituent countries of the MSDCI Emerging Markets Index. The ETF may also invest its other assets in future contracts, options on futures contracts, options, and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

The following tables summarize the ETF’s top holdings in individual companies and by sector as September 30, 2007.

Top holdings in individual securities as of September 30, 2007

Company	Percentage of Total Holdings
POSCO	4.51%
OAO Gazprom	3.31%
Samsung Electronics Co., Ltd.	3.15%
China Mobile, Ltd.	2.52%
Taiwan Semiconductor Manufacturing Co., Ltd.	2.51%
Siliconware Precision Industries Industries Co.	2.09%
Kookmin Bank	2.02%
Cia Viale Do Rio Doce-SP	2.00%
Chunghwa Telecom Co., Ltd.	1.78%
Cia Viale Do Rio Doce	1.76%

Top holdings by sector as of September 30, 2007

Company	Percentage of Total Holdings
Financials	20.93%
Materials	16.70%
Energy	16.42%
Information Technology	13.63%
Telecommunication Services	12.21%
Industrials	6.27%
Utilities	4.35%
Consumer Discretionary	3.49%
Consumer Staples	3.21%
Health Care	1.79%

iShares® MSCI EAFE Index Fund

The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed market equity performance in Europe, Asia, Australia and the Far East, as measured by the MSCI EAFE Index. The MSCI Emerging Markets Index was developed by MSCI and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and in Europe and Asia. As of September 30, 2007, the MSCI EAFE Index included equity securities with primary listing in the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. As of September 30, 2007, iShares® MSCI EAFE Index Fund’s three largest holdings by country were United Kingdom, Japan and France, respectively.

The iShares® M MSCI EAFE Index Fund will generally invest at least 90% of its assets in the securities of its Underlying Index or in ADRs or other depository receipts representing such securities. The iShares® MSCI EAFE Index Fund may invest the remainder of its assets in securities not included in its Underlying Index, but which BGA believes will help the Fund track its Underlying Index. The ETF may also invest its other assets in future contracts, options on futures contracts, options, and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA. The following tables summarize the ETF’s top holdings in individual companies and by sector as September 30, 2007.

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The following tables summarize the ETF’s top holdings in individual companies and by sector as September 30, 2007.

Top holdings in individual securities as of June 29, 2007

Company	Percentage of Total Holdings
BP PLC	1.55%
HSBC Holdings PLC	1.50%
Vodafone Group PLC	1.33%
Nestle SA	1.24%
Total SA	1.20%
Toyota Motor Corp	1.13%
Nokia OYJ	1.05%
Royal Dutch Shell PLC	1.05%
Glaxosmithkline PLC	1.04%
BHP Billiton LTD	0.95%

Top holdings by sector as of June 29, 2007

Company	Percentage of Total Holdings
Financials	27.64%
Industrials	12.08%
Consumer Discretionary	11.35%
Materials	9.95%
Consumer Staples	7.81%
Energy	7.46%
Health Care	6.24%
Information Technology	5.84%
Telecommunication Services	5.75%
Utilities	5.39%

Discontinuance of the ETFs

If an ETF (or any successor fund (as defined herein)) is de-listed from the New York Stock Exchange (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If an ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

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The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date and the coupon payment date, as applicable, and may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of an ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in an ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this pricing supplement is the New York Stock Exchange “NYSE”.

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If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the initial observation date to and including that fifth business day, for purposes of calculation of the payment at maturity and the coupon, respectively.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily closing level from January 2, 2001 through December 5, 2007. On December 5, 2007, the Russell 2000® Index closing level was 765.6400, the S&P 500® Index closing level was 1,485.0100, the iShares® MSCI Emerging Markets Index Fund closing level was 159.4400, and iShares® MSCI EAFE Index Fund closing level was 83.10. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the closing levels on the basket final valuation date. We cannot give you assurance that the performance of the basket on the basket final valuation date will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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